

File No. 82-173



03050376

11 April 2003



SEC MAIL PROCESSING
RECEIVED
APR 2 1 2003
WASH. D.C. 155 SECTION

The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
UNITED STATES OF AMERICA

Attention: Library 12g 3-2(b)

Dear Sirs

Pursuant to Sub-paragraph (c) of Rule 12g 3-2(b)(1) under the Securities Exchange Act of 1934, as amended, we are furnishing the Commission herewith a copy of the following document:-

Information Release issued by M.I.M. Holdings Limited.

The above document contains information in the category specified in paragraph (b)(3) of Rule 12g 3-2 which this Company has filed with the Stock Exchanges and which has been made public by such Exchanges.

Yours faithfully

per **MARIAN GIBNEY**
Secretary and General Counsel

encl

M.I.M. Holdings Limited
ABN 69 009 814 019

Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000
GPO Box 1433, Brisbane, Queensland, Australia, 4001

File No. 82-173


MIM

11 April 2003

Dear Shareholder,

You will already be aware that on 7 April your company announced a proposed transaction under which Xstrata plc, through a wholly owned subsidiary, would acquire all of the shares in MIM for $1.72 cash per share. It is proposed to implement the transaction by way of a scheme of arrangement requiring MIM shareholder approval and approval of the Supreme Court of Queensland (the "Scheme").

A copy of the **Information Release** with regard to the proposed transaction is enclosed together with answers to some frequently asked questions.

MIM will shortly be applying to the Court for orders convening a meeting of MIM shareholders to consider and, if thought fit, approve the Scheme. We understand this is an important decision for all MIM shareholders. There is no action required by you at this time. Further details of the transaction and a notice of meeting to vote on the proposed Scheme of Arrangement will be available later this month.

In the meantime, if you have any questions please call the:

MIM Shareholder Information line - 1800 65 65 30

(available 8 am to 6 pm Monday to Friday)

Yours sincerely

Leo Tutt
Chairman



M.I.M. Holdings Limited
ABN 69 009 814 019
Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000. GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (07) 3833 8000 *Facsimile (07) 3832 2426 Website www.mim.com.au*



File No. 82-173

FREQUENTLY ASKED QUESTIONS

Why has the Board recommended this transaction?

Reasons for the recommendation are outlined in the 7 April **Information Release**. Further information will be included in the Information Memorandum which will be available in late April and will be posted to you.

Why is it a Scheme of Arrangement and not a takeover?

Xstrata required that the offer proceed by a Scheme of Arrangement to facilitate it raising the funds required to offer the cash consideration to MIM shareholders. Xstrata said that it would not proceed by way of a takeover offer.

The Information Release contains reference to work by an Independent Expert, how do I get a copy of the expert's report?

A copy of the Independent Expert report will be included in the Information Memorandum which will be available in late April and will be posted to you.

How do I vote on the proposal?

Details of how you can vote will be included in the Information Memorandum which will be available in late April and will be posted to you. Voting will take place at an Extraordinary General Meeting expected to be held in early June.

How many shareholders need to vote in favour of the scheme in order for it to be approved?

For the acquisition of all MIM shares by Xstrata to proceed, it must be approved by a majority in number of the MIM shareholders who vote at the Scheme meeting (in person or by proxy) and at least 75% of the total number of shares voted at the Scheme meeting (in person or by proxy). If the Court convenes the Scheme meeting, it is anticipated that the meeting will be held in early June.

What happens if the Scheme is not approved?

If the transaction is not approved at the Scheme meeting then MIM will continue as an independent entity and it will continue to pursue its operational and growth objectives and the creation of shareholder value.

Does the Scheme prevent other parties bidding a higher price for MIM?

No. Other bidders remain free to make a takeover offer.

If the Scheme is approved when will shareholders be paid?
The Extraordinary General Meeting to approve the Scheme is expected to be held in early June. If shareholders approve the Scheme and all other conditions are satisfied we would expect court approval within a few days and payment to shareholders approximately one week thereafter.

Why should shareholders consider a proposal which is near the bottom of the Independent Expert's valuation range?

Information about the Board recommendation is included in the 7 April **Information Release**. Further details will be included in the Information Memorandum which will be available in late April and will be posted to you.


MIM

Information Release

7 April 2003

MIM AND XSTRATA ANNOUNCE RECOMMENDED SCHEME OF ARRANGEMENT

MIM Holdings Limited ("MIM") and Xstrata plc ("Xstrata") today announced a proposed transaction under which Xstrata, through a wholly owned subsidiary, would acquire all of the shares in MIM for $1.72 cash per share (the "Xstrata Offer") valuing MIM's equity at A$3.44 billion. It is proposed to implement the transaction by way of a scheme of arrangement requiring MIM shareholder approval and approval of the Supreme Court of Queensland (the "Scheme"). MIM and Xstrata have today signed an agreement to implement the Scheme.

The MIM Board has formed the view that the Xstrata Offer is in the best interests of shareholders and has resolved that the Scheme should be pursued by MIM.

In forming its view the Board of MIM has paid particular attention to the following:

- An Independent Expert, Grant Samuel, was commissioned by the Board and has concluded that the cash offer price of $1.72 per share is fair, and that the Xstrata Offer is in the best interests of MIM shareholders. The cash offer price of $1.72 per share is within the Independent Expert's valuation range of $1.70 – $2.24 per share. Grant Samuel has stated that its valuation represents the full underlying value of MIM's business operations; includes a premium for control; reflects the current and projected performance of MIM; and takes into account the significant growth potential at a number of operations.

- The Xstrata Offer represents a 38% premium to the closing share price on 20 November 2002, the day prior to MIM's announcement that it had been approached by Xstrata, and a 46% premium to the 30 day volume weighted average share price up to 20 November 2002.

- The Independent Expert expects that, given current market conditions, in the absence of the Xstrata Offer or an alternative proposal, MIM shares would trade at prices significantly below the Xstrata Offer price.

- Following the approach by Xstrata, MIM has undertaken an extensive process to seek alternative offers for the Company. Further, MIM has reviewed alternative transaction structures including demergers, trade sales and joint ventures of parts of its business. The MIM Board does not consider that any alternative, other than a superior offer for all of MIM's shares, would deliver near term certain value in excess of the Xstrata offer.

M.I.M. Holdings Limited
ABN 69 009 814 019
Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000. GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (61 7) 3833 8000 Facsimile (61 7) 3832 2426 Website www.mim.com.au


MIM

- The Board recognises that MIM shares could ultimately trade at prices higher than $1.72 per share, particularly if MIM was able to continue the operational improvements that the Company's management have been implementing, exploit its growth opportunities and there was an improved external environment. The Board, however, expects that trading prices in excess of $1.72 per share would probably only be realised in the medium to longer term, and notes that there can be no assurance that such a share price would be achieved. Against this background, Grant Samuel has formed the view that "the balance of risks is such that shareholders are clearly better off voting in favour of the Xstrata Offer [and] the Xstrata Offer is in the best interests of MIM shareholders."

The decision of the MIM Board to pursue the Scheme is not unanimous. The Non-Executive Directors have concluded that the proposal is in the best interests of shareholders, and will recommend that shareholders, in the absence of a superior offer, vote to approve the Scheme. The Managing Director, Mr Vince Gauci, considers that the proposal does not adequately reflect the value of the Company. Mr Gauci's recommendation and reasons therefor will be contained in the Information Memorandum (see below) to be sent to shareholders.

MIM will shortly be applying to the Court for orders convening a meeting of MIM shareholders to consider and, if thought fit, approve the Scheme.

For the acquisition of all MIM shares by Xstrata to proceed, it must be approved by a majority in number of the MIM shareholders who vote at the Scheme meeting (in person or by proxy) and at least 75% of the total number of shares voted at the Scheme meeting (in person or by proxy). If the Court convenes the Scheme meeting, it is anticipated that the meeting will be held in early June.

Xstrata will finance part of the acquisition of MIM by a fully underwritten rights issue which will raise, net of expenses, approximately £901 million (US$1,406 million) with the balance to be satisfied by bank debt. Glencore International AG, as a 40% shareholder in Xstrata, has undertaken to MIM that it will vote in favour of the transaction at the meeting of Xstrata shareholders. Glencore has also undertaken to MIM to take up its full entitlement under the rights issue.

The transaction is subject to a number of conditions, including regulatory approvals; Xstrata shareholder approval to the transaction; the obligations of Xstrata's equity underwriters and debt financiers under their agreements with Xstrata becoming unconditional, and those agreements not having been terminated, by the Court approval date; and certain prescribed occurrences not having occurred. Xstrata will seek the approval of its shareholders prior to the Scheme meeting of MIM shareholders.

The agreement which MIM has entered into with Xstrata contains non-solicit provisions, subject to usual fiduciary carve outs. MIM has also agreed to reimburse Xstrata for its actual external costs in relation to the transaction, up to a cap of A$51.7 million, in certain circumstances.


MIM

These include where a superior competing bid is made during the term of Xstrata's offer which achieves more than 50% unconditional acceptances or where a majority of MIM directors change their recommendation (other than to recommend a superior bid or where required to do so by their fiduciary or other legal duties).

Xstrata has also agreed to reimburse MIM for its actual external costs, up to a cap of A$26.0 million, if MIM terminates the agreement for material breach by Xstrata.

An Information Memorandum explaining the transaction, transaction terms and the directors' recommendations will accompany the Notice of Meeting. The Information Memorandum will include a copy of Grant Samuel's independent expert report. This is expected to be issued in late April.

If the transaction is not approved at the Scheme meeting then MIM will continue as an independent entity and it will continue to pursue its operational and growth objectives and the creation of shareholder value.

Gresham Partners and Merrill Lynch have advised MIM on the transaction.

For further information:

Media:
Collin Myers
General Manager Corporate Affairs
Bus: (61 7) 3833 8285
Mobile: 0419 703 145

Kate Kerrison
Gavin Anderson
Bus: (612) 9552 4499
Mobile: 0413 946 704

Investors:
Allan Ryan
Principal Adviser Investor Relations
Bus: (61 7) 3833 8295
Mobile: 0419 781 380


MIM

Key Terms:

Price:	A$1.72 per share cash	
Indicative Dates:	MIM First Court Hearing	Late April
	Information Memorandum dispatched	Late April
	MIM Scheme Meeting	Early June
	Second Court Hearing	Mid June
	Expected Date of Completion	Late June
Conditions:	MIM shareholder approval	
	Xstrata shareholder approval	
	Regulatory approvals including FIRB and competition authorities	
	The obligations of Xstrata's equity financiers and debt financiers under its underwriting agreement and debt financing agreement becoming unconditional. The financing agreements include force majeure and material adverse change provisions	
	Supreme Court of Queensland approval of the Scheme of Arrangement	
	No prescribed occurrences occurring in respect of MIM	


MIM

About MIM

MIM is an Australian based mining and mineral processing company producing copper, coal, zinc, lead, silver and gold in Australia, UK and Argentina. The group has around 8,000 employees worldwide and in 2001/2002 generated sales revenue of $3.5 billion.

Operations:

Copper-gold	
Mount Isa, Queensland (copper)	Major mining complex comprising large underground mine and associated concentrating and smelting facilities. Smelter anode copper production is refined at the Company's Townsville copper refinery. Copper concentrate in excess of smelter requirements is sold directly to customers.
Ernest Henry, Queensland (copper-gold)	Large open cut mine and concentrator. Copper-gold concentrate production is processed at the Mount Isa copper smelter.
Alumbrera (MIM 50%), Argentina (copper-gold)	Large open cut mine and concentrator. Concentrate from the mine site is exported.
Ravenswood, Queensland (gold)	Open cut mine and gold processing plant.
Coal	
Oaky Creek (MIM 75%) Bowen Basin, Queensland (coking coal)	Comprising two underground longwall mines, an open cut mine and coal preparation plant.
Newlands Collinsville Abbot Point (NCA, MIM 75%) Bowen Basin, Queensland (coking and thermal coal).	NCA produces thermal and coking coal from an underground longwall mine and two open cut mines, and operates Australia's most northerly coal export port.
Rolleston, Bowen Basin, Queensland	Coal project due to commence production in 2004.
Lead-zinc	
Mount Isa, Queensland	Comprises the Isa Lead mine and nearby George Fisher mine, concentrator and lead smelter. The lead smelter produces lead-silver bullion for refining at the Company's Northfleet (UK) lead refinery. Zinc concentrate production is sold to customers. Mount Isa's lead-zinc resource is extensive.
McArthur River (MIM 75%), Northern Territory	Underground mine and processing facility producing zinc-lead
Technologies	
MIM has a number of proprietary technologies in its base metals business including ISASMELT (copper and lead smelting), ISA PROCESS (copper refining), ISAMILL (ultra fine grinding), Jameson Cell (mineral processing)] and MIMDAS (advanced geophysical exploration tool). MIM's Albion Process base metal and gold fine grind and leach technology is being pilot plant tested as the key to low-cost zinc metal production on site at an expanded McArthur River mine.	


MIM

Sales for the year ending 30 June 2002:

Copper	393 000 tonnes
Coal	16 132 000 tonnes
Zinc	406 000 tonnes
Lead	274 000 tonnes
Silver	16 544 000 ozs
Gold	567 000 ozs

About Xstrata:

Xstrata is an international natural resources group based in Switzerland. The Group focuses on low cost operations and has a significant market share in export thermal coal, zinc metal and primary vanadium production and has a leading market share in ferrochrome production. Xstrata comprises three major businesses:

- the coal business, which has interests in 28 operating coal mines, 14 of which are Located in Australia and 14 of which are located in South Africa;
- the Zinc Business, which has a zinc mining and smelting operation in Spain and a zinc smelter in Germany; and
- the Ferroalloys Business, comprising the chrome operations and the vanadium operations, which has integrated production facilities in South Africa and Australia.

In addition, the Group has a magnesium re-cycling facility in North America and a forestry plantation in Chile.

Xstrata's strategy is to achieve growth as a natural resources business and enhance overall value for its shareholders.

Xstrata is headquartered in Zug, Switzerland and has approximately 11,500 employees world-wide. It is listed on the London Stock Exchange and the Swiss Stock Exchange.